EXHIBIT 99.1

XORTX Therapeutics Appoints Stacy Evans, M.D., MBA as Chief Business Officer

Dr. Evans brings extensive strategic experience to advance search for XRx-008 Phase 3 development and commercialization partner

CALGARY, Alberta, Nov. 16, 2022 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce the appointment of Stacy Evans, M.D., MBA, as Chief Business Officer. The engagement of Dr. Evans initiates a business development outreach program associated with the Company’s XRx-008 program, with the goal of identifying a global partner for Phase 3 development and commercialization. In addition, XORTX has appointed Russo Partners as the Company’s Public Relations firm, with David Melamed, Ph.D., as lead contact.

Stacy Evans, M.D., MBA, is an executive consultant with nearly 25 years of commercial development and business development experience, including 12 years at Pfizer where he led multiple transactions for Pfizer, including significant deal experience in the rare disease space. For the past seven years, Dr. Evans has consulted at an executive level with small to mid-size private and public biopharmaceutical companies, including acting as Chief Business Officer for many clients. Dr. Evans holds a M.D. from McGill University and an Executive MBA from Columbia University.

Allen Davidoff, Ph.D., Chief Executive Officer of XORTX, stated, “We are pleased to welcome Stacy to the team as Chief Business Officer. Dr. Evans brings extensive large and small pharma licensing and M&A experience to XORTX and will lead our increasingly active commercial assessment and business development activities.”

About XRx-008 Program

XORTX’s XRx-008 program is for autosomal dominant polycystic kidney disease (ADPKD), a rare disease that is responsible for approximately 5% of all individuals with chronic kidney disease. Scientific research and clinical discoveries support the concept that chronically high circulating uric acid levels can affect both kidney and cardiovascular health. XORTX’s unique proprietary formulation of the xanthine oxidase inhibitor oxypurinol has been shown to substantially increase oral bioavailability of oxypurinol in healthy individuals. Preparations for clinical characterization of the benefit of xanthine oxidase inhibition on both aberrant purine metabolism and uric acid production in individuals with ADPKD will be tested in a Phase 3 registration trial in the US, EU and other global clinical sites, which will be initiated in 2023. XORTX has received both US and EU patent grants underpinning the XRx-008 program and is in the process of seeking Orphan Drug Designations.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX is available at www.xortx.com.

About Russo Partners

Russo Partners is a public and investor relations firm focused on the innovators in healthcare and technology. Founded as Noonan/Russo in 1988, the firm collaborates on integrated communications programs for biopharma, medtech, diagnostics, healthcare IT and healthcare services companies worldwide. The firm's team is comprised of Ph.D.s, M.D.s., former journalists and members of Wall Street. Russo Partners is known for its delivery of award-winning strategic counsel and services aligned with its core values of passion, trust, forward thinking and client focus.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Media Inquiries, David Melamed, Ph.D.
david.melamed@russopartnersllc.com or +1 212 845 4225

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedar.com.